

Mail Stop 4561

August 9, 2017

Paul Holt
Chief Financial Officer
NantHealth, Inc.
9920 Jefferson Blvd.
Culver City, CA 90232

> **Re:** **NantHealth, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 001-37792**

Dear Mr. Holt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services